Exhibit 99.2

ASX ANNOUNCEMENT

October 28th, 2010

Validation of BREVAGenTM published in the Journal of National Cancer Institute

Combining BREVAGen™ with GAIL Model results in statistically significant improvement in reclassification of breast cancer risk

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced that the Journal of the National Cancer Institute (JNCI) published key results from a validation study for BREVAGen™, the Company’s new genetic test for non-familial breast cancer.  The study assessed breast cancer risk for a 3,327 patient-cohort from the Women’s Health Initiative Clinical Trial (WHI), whereby each patient’s clinical history (GAIL Model) was examined in combination with BREVAGen™’s panel of seven breast cancer-associated genetic variations to compute an overall five year and lifetime risk.

These genetic variations, known as Single Nucleotide Polymorphisms (SNPs), have been identified through a series of large, international, whole genome association studies, which have involved approximately 50,000 women.  The combined SNP risk estimates were multiplied by the GAIL Model clinical risk estimates.

The GAIL model has been utilized extensively as a breast cancer assessment tool and was developed from data of the Breast Cancer Detection Demonstration Project (BCDDP), which was a joint National Cancer Institute and American Cancer Society breast cancer screening study that involved 280,000 women aged between 35 to 74 years, and from NCI’s Surveillance, Epidemiology, and End Results (SEER) Program.

The combination of BREVAGen™ and GAIL model scoring in this population of Caucasian post-menopausal women resulted in a statistically significant improvement in classification performance versus use of the GAIL risk scoring alone (p<.001).  Further analysis demonstrated that overall risk assessment can be substantially improved by adding the BREVAGen™ test to those patients who have been previously classified at intermediate risk by GAIL scoring.

“The major finding from this study is the demonstration that genetic risk information may be combined multiplicatively with GAIL risk scores to improve breast cancer risk estimation in postmenopausal white women.  Thus, the present study demonstrates that the combined risk estimation model approach has clinical validity in the broad sense in postmenopausal, white women,” said David Hinds, the lead author.  Further studies are planned in other patient populations.

“Enhancing the assessment of breast cancer risk by combining genetic and clinical information may allow patients and doctors to make more informed decisions regarding primary prevention and/or screening strategies.  The BREVAGen™ Non-familial Breast Cancer risk test complements the existing BRCA1 / BRCA2 tests for Familial Breast Cancer risk.” said Paul MacLeman, CEO, Genetic Technologies Limited.

Genetic Technologies intends to launch the BREVAGen™ test in the US during the first quarter of 2011 following attainment of CLIA registration of its laboratories.  Each year in the US, one million patients could benefit from the BREVAGen™ test.  A European launch of the test is planned for later in 2011.  As presented at ASCO in June 2010, the BREVAGen™ test is cost effective and enabled better targeting of preventive treatments for patients at risk of breast cancer (Dinh, et al., J Clin Oncol 28:15s, 2010 (suppl; abstr 6042)).

Ends.

†                        Mealiffe ME, et al., (2010). Journal of the National Cancer Institute 102: 1-10.

•                       The Gail Model estimates 5-year risk of breast cancer based on non-genetic clinical factors, including age, ethnicity, age at menarche, age at first live birth, number of first degree relatives with breast cancer, and number of previous breast biopsies.

The JNCI Study (CONSORT Compliant Abstract)

Background: The GAIL model is widely used for the assessment of risk of invasive breast cancer based on recognized clinical risk factors.  In recent years, a substantial number of single nucleotide polymorphisms (SNPs) associated with breast cancer risk have been identified.  However, it remains unclear how to effectively integrate clinical and genetic risk factors for risk assessment.

Methods: Seven SNPs associated with breast cancer risk were selected from the literature and genotyped in white non-Hispanic women in a nested case-control cohort of 1664 case patients and 1636 control subjects within the Women’s Health Initiative Clinical Trial.  SNP risk scores were computed based on previously published odds ratios assuming a multiplicative model.  Combined risk scores were calculated by multiplying GAIL Risk estimates by the SNP risk scores.  The independence of GAIL Risk was evaluated by logistic regression.  Calibration of relative risks was evaluated using the Hosmer-Lemeshow test.  The performance of the combined risk scores was evaluated using receiver operating characteristic curves.  The net reclassification improvement (NRI) was used to assess improvement in classification of women into low (<1.5%), intermediate (1.5%-2.0%), and high (>2.0%) categories of five-year risk.  All tests of statistical significance were two sided.

Results: The SNP risk score was nearly independent of GAIL risk.  There was good agreement between predicted and observed SNP relative risks.  In these analyses for receiver operating characteristic curves, the combined risk score was more discriminating, with area under the curve of 0.594 compared with area under the curve of 0.557 for GAIL risk alone (P < ..001).  Classification also improved for 5.6% of case patients and 2.9% of control subjects showing an NRI value of 0.085 (P = 1.0 x 10(-5)).  Focusing on women with intermediate GAIL risk resulted in an improved NRI of 0.195 (P = 8.6 x 10(-5)).

Conclusions: Combining validated common genetic risk factors with clinical risk factors resulted in modest improvement in classification of breast cancer risks in white non-Hispanic postmenopausal women.  Classification performance was further improved by focusing on women at intermediate risk.

J Natl Cancer Inst 2010; 102: 1-10.

The J Clin Oncol Study

Background: Current guidelines from ASCO and the USPSTF recommend consideration of tamoxifen or other anti-estrogen agents to reduce breast cancer risk in women with estimated 5-year risks > 1.66%.  Although anti-estrogen therapy significantly reduces the risk of estrogen receptor-positive breast cancer, currently available agents also increase the risk of serious adverse events including endometrial cancer and thromboembolic events.  Use of information about common alleles associated with breast cancer risk, in addition to current models based on known clinical risks, may help better target therapy towards those women most likely to experience an overall benefit.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com    ABN 17 009 212 328

Registered Office • 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy, Victoria 3065 Australia

Telephone +61 3 8412 7000 • Facsimile +61 3 8412 7040

Methods: We used a mathematical model (Archimedes Model) to simulate a population of white women ages 40 to 69, who were at elevated risk for breast cancer due to a history of biopsy, over a 50-year time horizon.  Each individual woman was assessed for clinical risk of breast cancer using the GAIL model and genetic risk using a panel of seven common single nucleotide polymorphisms.  We evaluated the cost-effectiveness of using the genetic risk together with clinical risk to determine eligibility for five years of tamoxifen therapy.  Estimates of costs and utilities were based on the literature.

Results: Assuming a price of $360 for genetic testing, the incremental cost-effectiveness ratio (ICER) for combining the genetic risk together with the clinical risk for determination of eligibility of tamoxifen therapy was $3,900, $3,800, and $7,500 per quality-adjusted life-year (QALY) gained, for women aged 40 to 49, 50 to 59, and 60 to 69, respectively.  The ICER of the genetic testing strategy remains below $30,000 per QALY saved for a test price of $1000.  Results were sensitive to assumptions about the utility of life after breast cancer.

Conclusions: Adding information about common risk alleles to current decision models for breast cancer chemoprevention improves clinical outcomes and is cost-effective, with an ICER well below the benchmark number of $30,000 per QALY saved.

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s blood sample to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000